UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________

FORM 6-K

_____________________

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2025

Commission File Number: 001-40816

_____________________

Argo Blockchain plc
(Translation of registrant’s name into English)
_____________________

Eastcastle House
27/28 Eastcastle Street
London W1W 8DH
England
(Address of principal executive office)
_____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit No. 1	Description Supplementary Explanatory Statement dated 27 November 2025

Press Release

27 November 2025

Argo Blockchain plc

("Argo" or "the Company")

Supplementary Circular to the Explanatory Statement

Argo Blockchain plc provides the following update regarding its proposed restructuring plan under Part 26A of the Companies Act 2006 (the "Restructuring Plan"). Yesterday, Argo published a Supplementary Circular to the Explanatory Statement which provides key updates to Plan Participants since release of the Explanatory Statement dated 7 November 2025.  This is available on the Plan Website: https://deals.is.kroll.com/argodocs. The updates are summarised as follows:

Supplementary Export Evidence Report

The Company has further considered Kroll Advisory's valuation report in light of questions raised by Mr Justice Hildyard at the convening hearing on 5 November 2025.  To address those questions, the Company has instructed Kroll Advisory to prepare a supplementary expert evidence report. A copy of this report is appended to the Supplementary Circular to the Explanatory Statement.

NASDAQ Update

A new paragraph 8.39 is to be added to the Explanatory Statement to provide an update to Plan Participants regarding recent determinations by the Nasdaq Hearings Panel (the "Nasdaq Panel"), with a view to ensuring Plan Participants have all material information necessary for them to make an informed vote for or against the Restructuring Plan at the Plan Meetings on 2 December 2025. Pursuant to an amended decision letter dated 11 November 2025, the Nasdaq Panel determined that the Restructuring Plan (i) does not constitute a bankruptcy proceeding and (ii) does not constitute a business combination resulting in a change in control, which in each case would have otherwise required compliance with Nasdaq's initial listing criteria.

Conversion of Ordinary Shares to ADS

On 21 November 2025, the Company announced  through the regulatory news service that, in addition to the Company establishing a matched bargain trading facility with JP Jenkins, Shareholders also have the option to convert their holding of ordinary shares into ADSs in accordance with the terms of the depositary agreement, which, subject to the Company regaining and maintaining compliance with the Nasdaq Stock Market's applicable listing criteria, can be freely traded on the Nasdaq Stock Market.  For completeness, the terms of that announcement are now incorporated into Part 3 of the Explanatory Statement.

Stamp Duty Reserve Tax consequences of conversion of Ordinary Shares into ADSs

The Company has given further consideration to the tax effect of conversion of Ordinary Shares into ADSs. The Company has been advised that the transfer of the Ordinary Shares to the Depositary may give rise to a 1.5% charge to stamp duty reserve tax on the market value of the Ordinary Shares at the date of transfer.

JP Jenkins trading facility

The Company has provided further information about the JP Jenkins trading facility.

To the extent that any Shareholder is unable to convert their existing equity interests into ADSs and/or participate in the matched bargain facility, in either case as a result of their existing intermediary broker being unable to support such conversion or private market trading, such Shareholders should be able to transfer their holdings to alternative intermediary brokers who are able to action such conversion to ADSs or facilitate participation in the matched bargain facility. If any Shareholder is unable to identify such an appropriate intermediary broker, please contact the Company at Argo@fladgate.com who will be able to assist in providing a list of appropriate brokers providing such service. The Company notes that JP Jenkins provide on its website a list of brokers who frequently work with JP Jenkins. That list is available at brokers-list - JP Jenkins.

Timetable and voting

The key times and dates of the Restructuring Plan are as follows:

Event	Time (GMT) and date
Shareholder plan meeting	2.00 p.m. on 2 December 2025
General meeting of Shareholders to consider Rule 9 waiver	2.30 p.m. on 2 December 2025
Noteholder plan meeting	3.00 p.m. on 2 December 2025
Secured Lender plan meeting	4.00 p.m. on 2 December 2025
Court sanction hearing	Time to be confirmed on 8 December 2025

Voting forms for the Shareholder, Noteholder and Secured Lender plan meetings should be completed and returned by 9:00 a.m. New York (EST) / 2:00 p.m. London (GMT) time on 28 November 2025.   Persons with an interest in the Company's ordinary shares or ADSs or notes held via a nominee or intermediary (such as a stockbroker or custodian or depositary) should note that such nominees or intermediaries will set earlier deadlines for receipt of voting instructions from beneficial owners to allow the collation of votes by such entities and the submission of voting forms by the deadline above.

Shareholders have been sent hard copy proxy forms for the Shareholder plan meeting and for the general meeting of shareholders to consider the Rule 9 waiver.  Shareholders should return both proxies to Computershare Investor Services PLC in accordance with the instructions on the proxy forms.  The form for the plan meeting must be returned by 2.00 p.m. (GMT) on 28 November 2025 and the form for the general meeting must be returned by 2.30 p.m. (GMT) on the same date.

Noteholders and the Secured Lender should complete a voting form online through the Plan Website (https://deals.is.kroll.com/argo). For assistance in completing the form, Noteholders and the Secured Lender should contact Kroll Issuer Services Limited, telephone +44 20 7089 0909 or email argo@is.kroll.com

Town hall meeting video and transcript

The Company's town hall meeting, at which Shareholders, Noteholders and other persons interested in the Restructuring Plan, had an opportunity to ask questions about the plan, was held on 19 November 2025.  For those Plan Participants that were not able to attend the meeting, a video and transcript of it has been uploaded to both the  Plan Website (https://deals.is.kroll.com/argo) and the Company's website (https://www.argoblockchain.com/investors/financial-information/uk-restructuring-plan).

General

Documents relating to the Restructuring Plan, including details of how to vote at the plan meetings being held on 2 December 2025, are available at https://deals.is.kroll.com/argo.

The Restructuring Plan has been structured to enable the Company to rely on the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act of 1933, as amended, and certain other available exemptions under the U.S. Securities Act of 1933 and applicable state securities laws, in each case with respect to securities expected to be issued under the plan.

For further information of a general nature regarding the Restructuring Plan (including on the voting procedure), please contact Fladgate LLP, the Company's legal advisers, and for further information on the voting procedure, Noteholders and the Secured Lender should please contact the Information Agent and Shareholders should please contact Computershare:

FLADGATE LLP
Email:	Argo@fladgate.com
Address:	16 Great Queen Street, London, WC2B 5DG
Attention:	Jeremy Whiteson
THE INFORMATION AGENT
Email:	argo@is.kroll.com
Attention:	Argo team
COMPUTERSHARE
Email:	ir@argoblockchain.com
Attention:	Computershare
THE RETAIL ADVOCATE
Email:	jy@abadvocate.co.uk
Attention:	Jon Yorke

About Argo:

Argo Blockchain plc is a dual-listed (LSE: ARB; NASDAQ: ARBK) blockchain technology company focused on large-scale cryptocurrency mining. With a mining facility in Quebec and offices in the US, Canada, and the UK, Argo's global, sustainable operations are predominantly powered by renewable energy. In 2021, Argo became the first climate positive cryptocurrency mining company, and a signatory to the Crypto Climate Accord. For more information, visit www.argoblockchain.com.

Forward looking statements

This announcement contains "forward-looking statements," which can be identified by words like "may," "will," "likely," "should," "expect," "anticipate," "future," "plan," "believe," "intend," "goal," "seek," "estimate," "project," "continue" and similar expressions. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on the Company's current beliefs, expectations and assumptions regarding the future of its business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company's control. The information in this announcement about the proposed Restructuring Plan and its expected effects; the Company's operating and financial outlook; and internal estimates, projections, forecasts, and valuation analyses are forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause the Company's actual results and financial condition to differ materially from those indicated in the forward-looking statements include market conditions; the Company's ability to implement the proposed Restructuring Plan on the expected timeline or at all; the ability to retain the Company's listing on Nasdaq; operational, financial, regulatory, tax and legal risks; assumptions underlying revenue, EBITDA and valuation estimates; and the principal risks and uncertainties described in the risk factors set forth in the Company's Annual Report and Financial Statements and Form 20-F for the year ended 31 December 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 27 November, 2025	ARGO BLOCKCHAIN PLC By: /s/ Justin Nolan Name: Justin Nolan Title: Chief Executive Officer